Filed Pursuant to Rule 433

File No. 333-178706

FINAL TERM SHEET

Dated October 7, 2014

WAL-MART STORES, INC.

$500,000,000 3.300% Notes Due 2024

Name of Issuer:	Wal-Mart Stores, Inc. (“Walmart”)

Title of Securities:	3.300% Notes Due 2024 (the “Notes”)

Aggregate Principal Amount:	$500,000,000

The Notes will be part of the same series of notes as $1,000,000,000 aggregate principal amount of 3.300% Notes Due 2024 issued and sold by Walmart on April 22, 2014 (see the Prospectus Supplement dated April 15, 2014 relating to such series).

Issue Price (Price to Public):	102.069% of principal amount

Maturity:	April 22, 2024

Coupon (Interest Rate):	3.300%

Benchmark Treasury:	2.375% due August 15, 2024

Spread to Benchmark Treasury:	68 basis points

Benchmark Treasury Price and Yield:	100-03+; 2.362%

Yield to Maturity:	3.042%

Interest Payment Dates:	Interest will be payable on April 22 and October 22 of each year, beginning on April 22, 2015.

Interest on the Notes accrues from April 22, 2014 or the most recent April 22 or October 22 to which interest has been paid or duly provided for.

Interest Payment Record Dates:	April 8 and October 8 of each year

Redemption Provisions:	At any time prior to January 22, 2024, Walmart may redeem the Notes at its option, either as a whole or in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, and

• the sum of the present values of the Remaining Scheduled Payments, plus accrued and unpaid interest to, but excluding, the redemption date.

In determining the present value of the Remaining Scheduled Payments, Walmart will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Applicable Treasury Rate plus 12.5 basis points.

The term “Applicable Treasury Rate” means with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue. In determining this rate, Walmart will assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The term “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issue of corporate debt securities of comparable maturity to the remaining term of such Notes.

The term “Independent Investment Banker” means each of Citigroup Global Markets Inc., Goldman, Sachs & Co. or J.P. Morgan Securities LLC and their respective successors as may be appointed from time to time by Walmart; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), Walmart shall substitute therefor another Primary Treasury Dealer.

The term “Comparable Treasury Price” means, with respect to any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the Reference Treasury Dealer Quotations for such redemption date.

The term “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer by 5:00 p.m., New York City time, on the third business day preceding such redemption date.

The term “Reference Treasury Dealer” means each of Citigroup Global Markets Inc., Goldman, Sachs & Co. or J.P. Morgan Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, Walmart shall substitute therefor another Primary Treasury Dealer.

The term “Remaining Scheduled Payments” means with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

The Notes will also be redeemable, in whole or in part, at the option of the Company at any time on or after January 22, 2024, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Any notice of redemption must be mailed to each registered holder of the Notes being redeemed at least 30 days but not more than 60 days prior to the redemption date.

Sinking Fund Provisions:	None

Payment of Additional Amounts:	Not applicable

Legal Format:	SEC registered

Net Proceeds to Walmart (after underwriting discounts and commissions and before offering expenses):	$508,095,000

Settlement Date:

T + 10; October 22, 2014

It is expected that delivery of the Notes will be made against payment therefor on or about October 22, 2014, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T + 10”). Under Rule 15c-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the new Notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the offering of the new Notes will settle in T + 10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the new Notes on the date of pricing or the next succeeding business days should consult their own advisors.

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBS Securities Inc.

Selling Restrictions:	European Economic Area, United Kingdom, Hong Kong, Japan, Singapore

CUSIP:	931142 DP5

ISIN:	US931142DP52

Ratings: S&P, AA; Moody’s, Aa2; and Fitch, AA. Ratings for the Notes are the same as for Walmart’s other long-term debt securities by such rating agencies.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Wal-Mart Stores, Inc. by means of a registration statement on Form S-3 (SEC File No. 333-178706).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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